April 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Manion and Deborah O’Neal-Johnson

Re:	Portman Ridge Finance Corporation;
N-14 8C/A, File No. 333-252442

Dear Mr. Manion and Ms. O’Neal-Johnson:

On behalf of Portman Ridge Finance Corporation (“PTMN”), we are providing the following responses to comments received by telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 8, 2021, relating to PTMN’s Registration Statement on Form N-14 filed with the Commission on March 30, 2021 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement.  All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	On the proxy card, please clarify the identity of “the Company.”

PTMN has included a revised form of HCAP’s proxy card in Pre-Effective Amendment No. 2 to PTMN’s Registration Statement on Form N-14, filed with the Commission on the date of this letter (the “Amendment”).

2.
Please hyperlink each document incorporated by reference, including Form 10-K, 10-Q and 8-K filings. Please include the following as exhibits in the next amendment to PTMN’s Registration Statement on Form N-14 for both PTMN and HCAP, as applicable: auditor consents and the auditor reports on the senior securities tables.

PTMN has hyperlinked each such reference in the Amendment.  PTMN confirms that the necessary auditor consents for both PTMN and HCAP and the auditor reports on the senior securities tables for both PTMN and HCAP have been filed as exhibits to the Amendment.

3.	Please name the auditors in the next amendment to PTMN’s Registration Statement on Form N-14.

The auditors have been named in the Amendment.

4.	Please supplementally confirm whether there is any anticipated material portfolio repositioning. If there is, please include appropriate disclosure in the Registration Statement.

PTMN confirms that there is no anticipated material portfolio repositioning.

5.
For the “Additional Cash Consideration” section on page 15, please supplementally confirm if the Additional Cash Consideration paid by Sierra Crest is necessary to eliminate day-one gain/loss or an additional incentive for HCAP Stockholders to approve the Merger Proposal.

The Additional Cash Consideration paid by Sierra Crest is intended to be an additional incentive for HCAP Stockholders to approve the Merger Proposal, but from an accounting perspective will have an effect on the day-one gain as described below.

The Mergers will be accounted for as an asset acquisition of HCAP by PTMN in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations — Related Issues. In applying the asset acquisition method of accounting, PTMN will use a cost approach to allocate the cost of the assets purchased against the assets being acquired. The cost of the acquisition is determined to be the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident. PTMN has determined that the price of its common stock is most evident of fair value. The fair value of the Merger Consideration paid by PTMN is allocated to assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition other than certain ”non-qualifying” assets (for example cash) and will not give rise to goodwill.

Pursuant to the application of ASC 805-50, Business Combinations — Related Issues, since the cost of the net assets acquired is expected to be less than their fair value, there is a day-one unrealized gain as a result of the Mergers. Sierra Crest’s contribution of $2.15 million will be recognized as a deemed capital contribution to PTMN for financial accounting purposes and will become a part of the accounting cost of the assets acquired. Therefore, the Additional Cash Consideration is expected to decrease the day-one gain. However, the Additional Cash Consideration is not expected to fully eliminate the day-one gain.

6.
Please supplementally discuss the disposition of historical cost basis, both on a GAAP and tax basis, of HCAP’s investments if the merger does not qualify as reorganization under Section 368(a) under Internal Revenue Code (i.e., if more than 60% of consideration is cash).

PTMN expects the transaction will qualify as a reorganization under Section 368(a) under the Internal Revenue Code. To not qualify as a reorganization, PTMN’s NAV will have to fall by at least 42% relative to HCAP’s NAV (based on December 31, 2020 respective NAVs, excluding transaction costs), which is highly unlikely. Because the transaction has been structured as first a merger of Acquisition Sub with and into HCAP, with HCAP surviving, followed by a second merger of HCAP with and into PTMN, with PTMN surviving, if the transaction does not qualify as reorganization under Section 368(a) under Internal Revenue Code it would be treated as a taxable purchase of HCAP stock by PTMN. As such, the historic basis of the assets for tax purposes would not change. Similarly, if the transaction qualifies as a reorganization under Section 368(a) under Internal Revenue Code, the historic basis of the assets for tax purposes would not change.

Further, from a GAAP perspective, whether the transaction qualifies or does not qualify as a reorganization under Section 368(a) under the Internal Revenue Code, the GAAP cost basis of the assets will be the same in both cases.

7.	In the 10-year Comparative Fees and Expenses table examples (both with and without capital gains fees) for HCAP, please confirm the calculations as they seem to be overstated.

The above-referenced examples have been updated in the Amendment in accordance with the Staff’s comment.

8.	For the illustrations in the “Allocation of Merger Consideration and Illustrative Elections and Calculations” section, please use the same date for NAV and market price.

PTMN respectfully advises the Staff that the Merger Agreement requires the PTMN Per Share Price to be calculated based on the average of the volume weighted average price per share of PTMN Common Stock on Nasdaq on each of the ten consecutive trading days ending with the Determination Date, which is two days prior to the closing date of the Mergers.

9.
Please confirm if the allocation of fair value will create a day-one gain or loss. If the allocation creates a day-one gain, please provide representations that PTMN will not factor in such day-one gain into any future incentive fee calculations. If there is a day-one gain, please be sure to break-out separately in PTMN’s Statement of Operations in future financial statements.

As discussed above in response to Comment 5, the Mergers are expected to create a day-one gain, which will be decreased, but not fully eliminated, by the Additional Cash Consideration contribution by Sierra Crest. Such day-one gain will factor into future incentive fee calculations in accordance with the PTMN Investment Advisory Agreement. PTMN intends to adjust the cost basis for the acquired assets as a result of the transaction. This purchase discount adjustment is not expected to result in any immediate impact on the capital gains incentive fees that are contractually payable by PTMN, since it will be reflected as an unrealized gain at closing. At closing, PTMN would accrue a liability for incentive fees which may be earned related to the unrealized gain. Within the Statement of Operations, the amount of day-one gain will be included in the caption “Total net change in unrealized appreciation on investments” and the amount of day-one gain that is included will be separately disclosed in the footnotes. PTMN will begin to accrete such purchase discount into income following the closing of the transaction over the remaining lives of the acquired investments. Currently, PTMN does not expect to acquire any equity positions that would require adjustment as such positions are not amortizing. To the extent PTMN holds these investments to maturity, the purchase discount would accrete as investment income over time, and would factor into whether PTMN reaches the applicable income hurdle that would trigger an incentive fee on income. This would be the same for any other investment that PTMN may acquire at a discount. Any future capital gains incentive fee payments by PTMN will be based on the amortized acquisition costs based on the merger transaction. To the extent PTMN sells one or more of the acquired assets prior to maturity, it is possible that PTMN could realize capital gains that impact the capital gains portion of the incentive fee. In this respect, the impact on the capital gains realized by PTMN could be more significant if PTMN disposes of an acquired asset shortly after the closing of the transaction. Accordingly, PTMN has added disclosure to the Amendment indicating that if PTMN disposes of a significant amount of the acquired assets shortly after the closing of the transaction, it is possible that such sales could materially increase the incentive fee on any capital gains paid by PTMN to Sierra Crest.

Please call me (202-636-5592) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEVEN GRIGORIOU

cc: Rajib Chanda, Simpson Thacher & Bartlett LLP
Jonathan L. Corsico, Simpson Thacher & Bartlett LLP
Christopher P. Healey, Simpson Thacher & Bartlett LLP
Thomas J. Friedmann, Dechert LLP
Harry S. Pangas, Dechert LLP
Bernardo L. Piereck, Dechert LLP